Exhibit 99.3
Annual General Meeting The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on December 1, 2008 for action to be taken. 2008 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES China GrenTech Corporation Limited (the “Company”) ADS CUSIP No.: 16938P107. ADS Record Date: October 28, 2008. Meeting Specifics: Annual General Meeting — December 8, 2008 at 10:00 A.M. (local time), at our offices located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. Meeting Agenda: Please refer to the Company’s Notice of Meeting enclosed herewith. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of April 4, 2006. Deposited Securities: Ordinary shares, par value US$0.00002 per share, of the Company. Custodian(s): Citibank, N.A. — Hong Kong Office. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. Please note that pursuant to Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) may vote either on a show of hands, in which case, the Depositary shall vote, or shall instruct the Custodian to vote all Deposited Securities in accordance with instructions received from a majority of ADS Holders giving instructions, or on a poll, in which case the Depositary shall vote or cause the Custodian to vote the Deposited Securities in accordance with the instructions as received from the ADS Holders giving instructions. Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date thereof), a poll may be demanded at any meeting by (i) the chairman of the meeting, (ii) at least three shareholders present in person or by proxy and entitled to vote at the meeting, (iii) a shareholder or shareholders present in person or by proxy (A) who represent in the aggregate not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting, or (B) who hold Shares of which the aggregate paid up sum is not less than 10% of the total paid up sum of the Company’s shares conferring the right to vote. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs. Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instruction. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except in the case where voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who prov ided voting instructions). Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

AGENDA 1. To re-elect seven directors to serve for the ensuing year or until their successors are elected and duly qualified, or until a director’s earlier death, bankruptcy, insanity, resignation or removal. 2. To ratify the appointment of KPMG as independent registered public accountants of China GrenTech Corporation Limited for the fiscal year ending December 31, 2008. 3. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof. China GrenTech Corporation Limited A Issues For Against Abstain 1. Resolution 2. Resolution 3. Resolution B Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed. If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue, unless the voting is done by a show of hands. Please be sure to sign and date this Voting Instruction Card. Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such. Signature 1 — Please keep signature within the box Signature 2 — Please keep signature within the box Date (mm/dd/yyyy)